CGI Group Inc.
Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2004

www.cgi.com

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process outsourcing services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI's annualized revenue run rate is currently CDN$3.8 billion (US$2.9 billion) and at September 30, 2004, CGI's order backlog was CDN$13.0 billion. CGI's shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Stock Exchanges

Toronto : GIB.A   New York : GIB

Shares Outstanding (September 30, 2004)

410,720,891 Class A subordinate shares   33,772,168 Class B shares

Fourth Quarter Fiscal 2004 Trading History

Toronto	($CAN)	New York	($US)
Open :	$8.95	Open :	$6.57
High :	$9.00	High :	$6.84
Low :	$8.10	Low :	$6.23
Close :	$8.50	Close :	$6.72
Average Daily Trading Volume :	488,045	Average Daily Trading Volume:	27,050

Transfer Agent

Computershare Trust Company of Canada
1 800 564-6253

Investor Relations

Jane Watson
Vice-President, Investor Relations
Telephone : (416) 945-3616 , (514) 841-3238
jane.watson@cgi.com

Ronald White
Director, Investor Relations
Telephone : (514) 841-3230
ronald.white@cgi.com

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2004

November 9, 2004

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto for the three months ended September 30, 2004, and with the Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A") in the fiscal 2004 annual report, including the section on risks and uncertainties. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). These differ in some respects from GAAP in the United States ("US GAAP"). CGI's financial results are reconciled to US GAAP at the end of its fiscal year, and an analysis of this reconciliation is provided in its annual report, which is available on the company's website. All dollar amounts are in Canadian dollars unless otherwise indicated.

Core Business, Vision and Strategy
Headquartered in Montreal, Canada, CGI provides end-to-end information technology services (commonly referred to as IT services) and business solutions to clients worldwide, utilizing a highly customized, cost efficient system development and maintenance delivery model that combines our on-site and off-site operations through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). We also have applications maintenance and development centers in India (Mumbai and Bangalore). More specifically, our services are generally broken down as follows:
*   Consulting—We act as a trusted advisor to our clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.
*   Systems integration—We provide implementation services covering the full scope of today's enterprise IT environment, integrating different technologies to create IT systems that respond to clients' strategic needs. In addition to our expertise at working with leading technologies and software applications, we provide customized application development services leveraging our ISO 9001 and CMM certified methodologies and the option of economies from offshore development.
*   Management of IT and business functions (outsourcing)—Clients delegate entire or partial responsibility of their IT or business functions to CGI in order to achieve significant savings and access the best information technology, while retaining control over strategic IT and business processing functions. These contracts, typically for 5 to 10 years and renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract can include facilities management (data centers, call centers, network and desktop services); application maintenance and support; development and integration of new projects and applications; business processing for insurance companies, as well as pay services, document management and finance and administration services.

CGI pursues clients in certain vertical markets where it has developed specialized knowledge and an understanding of the trends, unique demands or regulatory changes that are specific to operating in that industry, including financial services, telecommunications and utilities, government and healthcare, manufacturing, and retail and distribution.

CGI's vision is to be a world-class IT and business process outsourcing ("BPO") leader helping our clients win and grow. Our mission is to help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions in information technology, business processes and management to fully satisfy client objectives. We emphasize a culture of partnership, intrapreneurship and integrity and strive to be recognized by our clients, our members and our shareholders as one of the top pure players in IT and BPO

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2004

services. We are achieving this vision by concentrating on our core competencies and by building critical mass predominantly in Canada, the United States and Europe to better serve our clients, both locally and internationally. In all we do, we will strive to maintain the best equilibrium between the needs of our three key stakeholder groups, namely our clients, members and shareholders.

CGI's operations are managed through two lines of business ("LOB"), in addition to Corporate services, namely: Information Technology ("IT") services and Business Process Services ("BPS"). The focus of these LOBs is as follows:

- The IT services LOB provides a full-range of services in systems integration, consulting and outsourcing to clients located worldwide. Our professionals and facilities in India and Canada also serve US and foreign-based clients as an integral part of our offshore and near-shore delivery model.
- The BPS LOB provides a full spectrum of business process outsourcing services to our client base. Our services include end-to-end business processing for insurance companies, as well as pay services, document management and finance and administration services.

At September 30, 2004, we employed approximately 25,000 members. We believe that our success depends on our continuing ability to attract and retain skilled technical, marketing and management personnel and believe that our strong corporate culture has been the key to our success to date.

Recent industry research continues to confirm that market demand for IT and BPO services is large and continues to grow. We are a leading provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, continue to strengthen our position in the US market. The strategy that we are pursuing in the US is to replicate the strategy we have successfully applied in Canada, in order to become an end-to-end IT and BPO services provider in the US and a significant player for large outsourcing contracts.

CGI utilizes a four-pronged growth strategy that combines organic growth and acquisitions. The first growth driver, focused on organic growth, is comprised of systems integration and consulting contract wins, renewals and extensions, and outsourcing contracts valued under $50 million a year. This business is mainly identified and won at the local and regional level of our operations. We are growing our sales funnel of contract proposals across all of our geographic markets.

The second element of our growth strategy is to pursue large outsourcing contracts, valued at more than $50 million per year. Canada, the US and other international markets continue to offer tremendous untapped opportunities and proposal activity continues to be healthy across all regions.

The third and fourth drivers of our growth strategy focus on acquisitions – of smaller business units or niche players and of large companies, respectively. We identify niche company acquisitions through our strategic mapping program that systematically searches for companies that could strengthen our geographic presence, vertical market knowledge, or increase the richness of our service offerings. Currently, we are focused on acquisitions in high growth vertical areas, such as government services in the US as well as on expanding our BPO capabilities. Through large acquisitions, we continue to seek targets in Europe and in the US that will increase our geographical presence and critical mass, to further qualify us for larger outsourcing deals. In Canada, we will continue to be an IT domain consolidator of both small and large IT services companies. Important to this growth strategy is a disciplined approach to acquisitions, and focus on increasing shareholder value.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2004

Update on American Management Systems, Inc. ("AMS") Acquisition
The integration of AMS operations into those of CGI is according to plan and within the six to nine month timeframe as initially stated. Over the coming months, we expect to continue deriving financial benefits and creating further value from the merger of our operations.

Critical Accounting Policies and Estimates
The preparation of Consolidated Financial Statements in accordance with Canadian GAAP necessarily requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we review our estimates, including those related to revenue, bad debts, investments, intangible assets, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed, at the time, to be reasonable under the circumstances. A detailed review of the critical accounting policies affecting significant judgments and estimates used in the preparation of our condensed quarterly Consolidated Financial Statements is provided in Note 2 of our fiscal 2003 Annual Report, filed with the Securities and Exchange Commissions. Because of the use of estimates inherent to the financial reporting process, actual results could differ from those estimates. Many of the conditions impacting these assumptions and estimates are outside of the Company's control.

Changes in Accounting Policies
The recent and future accounting changes affecting our Consolidated Financial Statements are disclosed in Note 1 to the Consolidated Financial Statements for the three month period ended September 30, 2004.

Key Performance Indicators
In our MD&A, we provide a thorough update on numerous key performance indicators that are continuously monitored and evaluated by our executive management committee. Some of these key performance indicators include revenue growth, the mix of organic growth and acquisition growth, the mix of business by client geography, the mix of revenue coming from longer-term IT and BPO outsourcing contracts and shorter-term SI&C contracts, earnings before interest, income taxes, entity subject to significant influence and discontinued operations ("EBIT") and EBIT margins, net earnings and net earnings margins, days sales outstanding, cash flow, return on equity, contract backlog, our pipeline of contract proposals that are under review by potential clients and contract bookings.

Bookings and Backlog

	September 30, 2004	September 30, 2003	June 30, 2004
(in '000 000 of Canadian dollars)	$	$	$
Bookings	707.5	2,252	1,179
Backlog	12,965	12,253	13,217

At September 30, 2004, our backlog of signed contracts for work that had yet to be delivered was $13.0 billion, with an average duration of 7.2 years. Our backlog, which provides good revenue visibility, includes $707.5 million in new contract wins, extensions and renewals signed

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2004

in the fourth quarter of fiscal 2004, and adjustments, less the backlog consumed during the quarter as a result of client work performed. This includes the net impact valued at $200.0M of the Fireman's Fund Insurance Company termination on our order backlog.

Financial Review for Fourth Quarter of 2004

	Year-over-year change	3 months ended Sept. 30, 2004	3 months ended Sept. 30, 2003	3 months ended June 30, 2004	12 months ended Sept. 30, 2004	12 months ended Sept. 30, 2003
(in '000 of Canadian dollars)	%	$	$	$	$	$
Revenue	39.9%	959,212	685,716	867,114	3,243,612	2,684,816
Costs of services, selling and administrative expenses	43.1%	807,312	564,109	733,588	2,717,040	2,244,511
Research	20.1%	7,315	6,093	5,775	26,710	22,036
Amortization	59.2%	55,059	34,593	43,247	164,451	121,133
EBIT	10.6%	89,526	80,921	84,504	335,411	297,138
EBIT margin		9.3%	11.8%	9.7%	10.3%	11.1%
Income taxes	-13.5%	26,265	30,356	29,075	113,142	113,269
Net earnings from continuing operations	22.1%	58,473	47,895	51,912	210,810	174,678
Net earnings from continuing operations margin		6.1%	7.0%	6.0%	6.5%	6.5%
Basic and diluted earnings per share from continuing operations		0.13	0.12	0.12	0.50	0.44
Net earnings	20.6%	58,473	48,469	60,899	219,600	177,366
Net earnings margin		6.1%	7.1%	7.0%	6.8%	6.6%
Basic and diluted earnings per share		0.13	0.12	0.14	0.52	0.45

Revenue

Revenue in the fourth quarter increased 39.9% to $959.2 million, from revenue of $685.7 million reported in last year's fourth quarter and was up 10.6% from revenue of $867.1 million in the previous quarter. The external growth compared with the previous quarter and last year resulted from the acquisition of American Management Systems Inc. ("AMS") on May 3, 2004, which contributed for three months compared to two months in the previous quarter. Consequently, external revenue growth in the quarter was 36.2% compared with last year, and 8.8% compared with the third quarter 2004.

The internal growth was 5.8% versus last year and 3.4% sequentially. The internal growth resulted from the additional work related to recent contracts. We calculate organic or internal growth as total revenue less the revenue run-rate from acquired companies as at the transaction date and adjusted for the impact from the fluctuations of foreign currencies against the Canadian dollar. Revenue growth versus last year was offset marginally by the currency exchange rate, mainly between the Canadian and US dollars, which reduced the year-over-year growth by 2.1%. The currency exchange rate had a negative impact on the quarter-over-quarter revenue variance, representing 1.6%.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2004





Contract Types	Client Geography	Targeted Verticals

A. Outsourcing 52%
   i) IT services 40%
   ii) BPO services 12%
B. Systems integration and consulting 48%
	A. Canada 55%
	B. US 36%
	C. All other regions 9%
		A. Financial services 35%
		B. Government and healthcare 28%
		C. Telecommunications and utilities 23%
		D. Retail and distribution 9%
		E. Manufacturing 5%

Revenue derived from our long-term outsourcing contracts represented 52% of the total revenue in the fourth quarter, including approximately 40% from IT services and 12% from BPO services. Project oriented systems integration and consulting ("SI&C") work represented 48% of our revenue. Our long-term targeted mix of revenue for outsourcing and SI&C contracts remains 75% and 25% respectively.

In the fourth quarter, the revenue mix based on our client's geography and contract types changed since the AMS operations contributed for a full three-month period, compared with two months in the third quarter. The AMS operations are principally concentrated in SI&C business within the US market and Europe. In the quarter, revenue from clients located in the US increased by 5 percentage points, to 36%, while revenue from clients located in Canada represented 55% of total revenue (down from 62% in the third quarter), and revenue from clients in other regions increased 2 percentage points, to 9% of total revenue.

In terms of revenue by targeted verticals, financial services was stable at 35%. Since AMS' revenue was primarily concentrated in the government and healthcare vertical, the proportion of revenue in this sector represented 28%, up 3 percentage points. Telecommunications and utilities, meanwhile, represented 23%, compared with 24% in the third quarter; retail and distribution, was 9%, down 1 percentage point compared with 10% in the third quarter; and manufacturing was 5%, compared with 6% in the third quarter.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2004

In the fourth quarter, our top five clients represented 25.3% of total revenue, compared with 28.1% in the previous quarter. Combined revenue attributable to numerous contracts from the BCE family of companies was 13.1%, compared with 15.5% in the third quarter. The revenues from our top 5 clients including from the BCE family have remained unchanged when compared to the previous quarter.

Revenue for the twelve-month period ended September 30, 2004 of $3,244 million represented an increase of 20.8% compared with revenue for the twelve-month period ended September 30, 2003. Organic growth represented 2.0% and external growth was 21.0%. Growth rates were negatively impacted by 2.2% from currency fluctuations, mostly from the devaluation of the US dollar versus the Canadian dollar.

Please see additional information that follows in the section entitled "Performance by Line of Business" in this MD&A.

Operating Expenses

In the fourth quarter, the costs of services, selling and administrative expenses were $807.3 million, or 84.2% of revenue, compared with 82.3% of revenue in the fourth quarter of last year and 84.6% in the third quarter. The increase, as a percentage of revenue compared with last year, is mainly a function of the costs related to the operations acquired from AMS for which the integration plan, while succesful, is still in progress and has not yet delivered its full effect; and the new contract additions typically contributing lower margins in the initial phases. As a percentage of revenue, the 0.4% improvement, compared with last quarter, reflects the improved profitability of acquired AMS operations.

Total amortization expenses were $55.1 million, an increase of $20.5 million or 59.2% from the same period a year ago, and up $11.8 million from the third quarter. This increase is related mainly to intangibles and other long-term assets acquired as part of the AMS acquisition in May 2004, and a $4.0 million accelerated amortization on a non-profitable contract. Total amortization expenses include the amortization of fixed assets, contract costs related to transition costs, definite-life intangibles and other long-term assets and the above-mentioned accelerated amortization. See Note 6 to the Consolidated Financial Statements for the three-month period ended September 30, 2004, for more details.

Earnings Before Interest, Income Taxes, Entity Subject to Significant Influence and Discontinued operations ("EBIT")

EBIT was $89.5 million in the fourth quarter, up $8.6 million from the same quarter of last year and up $5.0 million from the third quarter driven by the increased revenues from the acquisition of AMS and the start-up from new outsourcing contracts. In addition, sequentially, EBIT has increased despite a $5.6 million impact due to seasonal factors.

The EBIT margin for the fourth quarter was 9.3% of revenue, compared with 11.8% in last year's fourth quarter and 9.7% in this year's third quarter. The year-over-year decline in EBIT margin is mainly related to the integration of the AMS operations with lower profitability levels and the costs related to the start-up of new contracts. The profitability of the AMS operations has been increasing with its integration into CGI. The sequential decrease resulted mainly from the seasonal impact as mentionned above.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2004

Income Taxes

In the fourth quarter, the income taxes of $26.3 million were $4.1 million lower than in the same quarter last year and $2.8 million lower than in the previous quarter. The primary drivers for these reductions were a more balanced distribution of our earnings across our major geographic markets and a year-over-year decrease in the Canadian federal and provincial statutory tax rates. The income tax rate was 31.0% for the quarter, down from 36.0% in the previous quarter and 38.9% in the same quarter one year ago.

Net Earnings from Continuing Operations

In the fourth quarter, net earnings from continuing operations were $58.5 million, or 6.1% of revenue, up $10.6 million against last year and $6.6 million sequentially. The increase in net earnings resulted primarily from the acquisition of AMS and its integration into CGI in addition to the new contracts and a reduction in our income tax expense. The net earnings from continuing operations margin was 7.0% in last year's fourth quarter and 6.0% in this year's third quarter.

Fourth quarter basic and diluted earnings per share from continuing operations were 0.13$, against comparable earnings per share of 0.12 reported in last year's fourth quarter, and up from the basic and diluted earnings per share from continuing operations of 0.12$ in the previous quarter. CGI's basic weighted average number of shares outstanding at the end of the quarter was 444,459,163, up 15,417,272 sequentially and up 42,534,908 when compared to the same quarter last year, following the issuance of 41.3 million shares on May 3, 2004, to partially finance the acquisition of AMS and the exercise of stock options.

Net earnings

As there were no discontinued operations in the fourth quarter, net earnings were the same as net earnings from continuing operations. The net earnings margin was 7.1 in last year's fourth quarter and 7.0% in this year's third quarter.

Pro Forma Net Earnings

Under our stock option plan, had compensation costs been determined using the fair value method (Black-Scholes option pricing model) at the day of grant for awards granted since October 1, 2001, which amount to $5.6 million, the pro forma net earnings from continuing operations, basic and diluted earnings per share would have been $52.9 million, $0.12 and $0.12 respectively, for the three-month period ended September 30, 2004. We will start expensing the stock options at the beginning of fiscal year 2005.

Performance by Line of Business

As discussed in an earlier section, we have two lines of business ("LOBs"): IT services and BPS. We manage our operations, evaluate each LOB's performance and report segmented information according to this approach (see Note 8 to the Consolidated Financial Statements for the three-month and twelve-month periods ended September 30, 2004).

We modified our operational structure in the fourth quarter of fiscal 2003 to primarily reflect the global delivery approach that we take in providing IT services to our clients. Each of our IT services outsourcing contracts are increasingly being delivered through a combination of business units that balance the clients' requirements for local delivery and sales support with the economies and expertise available from our

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2004

global network of centers of excellence and technology centers. The delivery of these contracts across international borders mixes and matches the best of CGI for our clients.

The highlights for each segment in the fourth quarter and twelve months are detailed below.

	3 months ended Sept. 30, 2004	3 months ended Sept. 30, 2003	3 months ended June 30, 2004	12 months ended Sept. 30, 2004	12 months ended Sept. 30, 2003
(in '000 of Canadian dollars)	$	$	$	$	$
Revenue					
IT services	**832,682**	555,126	739,465	**2,733,371**	2,182,568
BPS	**126,530**	130,590	127,649	**510,241**	502,248
Total revenue	**959,212**	685,716	867,114	**3,243,612**	2,684,816
Earnings before interest, income taxes, entity subject to significant influence and discontinued operations ("EBIT")					
IT services	**88,464**	83,101	88,547	**340,604**	293,820
	10.6%	15.0%	12.0%	**12.5%**	13.5%
BPS	**22,183**	17,722	18,806	**74,108**	71,358
	17.5%	13.6%	14.7%	**14.5%**	14.2%
Corporate expenses and programs	**(21,121)**	(19,902)	(22,849)	**(79,301)**	(68,042)
Total EBIT	**89,526**	80,921	84,504	**335,411**	297,136
	9.3%	11.8%	9.7%	**10.3%**	11.1%

IT Services LOB
In the fourth quarter, revenue from the delivery of IT services was up 50.0% over last year's fourth quarter. On a constant dollar basis the year-over-year external growth was 44.8% mainly resulting from the acquisition of AMS. The acquired operations of AMS contributed for a full three-month period in the fourth quarter. The internal growth was 7.5% and came from new outsourcing and SI&C contracts. The decrease in the value of foreign currencies against the Canadian dollar, mainly the US dollar, had a negative impact on revenue of 2.3%.

Revenue increased 12.6% from the third quarter. On a constant dollar basis, external growth was 10.3% and internal growth was 4.0%. External growth resulted from a full three-month impact of the acquisition of AMS while the internal growth was from new outsourcing contracts. Finally, the sequential impact of foreign currency translation represented a negative 1.7% of total revenue.

The IT services LOB reported EBIT of $88.5 million for the quarter, same as in the previous quarter and up $5.4 million year over year. The year-over-year increase in EBIT was mainly due to AMS' contribution. Compared with the previous quarter, EBIT remained essentially

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2004

unchanged since the additional contribution generated from having new outsourcing contracts and one extra month of AMS operations was offset by the fourth quarter seasonality impact, which accounted for approximately $5.6 million. The EBIT margin (ratio of EBIT over revenue) was 10.6% for the quarter, down from 12.0% reported in the third quarter and down 4.4 percentage points from 15.0% in the same quarter a year ago. The decrease against last year's fourth quarter resulted from the integration of the AMS operations with their lower profitability levels and the costs related to the start-up of new contracts. The decrease against the previous quarter reflected the seasonality as explained above.

For the current fiscal year, revenue increased 25.2% compared with last year. External growth was 23.8%, reflecting mostly the acquisition of AMS in the third quarter of 2004. Internal growth of 3.5% was primarily a function of new outsourcing contracts initiated during the year. The foreign currency fluctuations had a negative impact on revenue, representing 2.0%.

BPS LOB
Revenue generated by business process outsourcing services was $126.5 million, down $4.1 million or 3.1% from last year's fourth quarter. The currency exchange fluctuation had a negative impact of 1.6% and organic growth was negative 1.5% as a result of the expiry of certain contracts in the insurance and payroll processing sectors.

Compared with the previous quarter, revenue was down $1.1 million or 0.9%. The decline was due to the negative impact of foreign currency fluctuations, representing 1.1%. Internal growth was 0.2% and was mainly a function of an increase in the level of insurance claims and policy processing.

The BPS LOB reported an EBIT of $22.2 million representing an EBIT margin of 17.5%. The margin was up from 13.6% in the same quarter last year and from 14.7% in the previous quarter. The improvement against last year and last quarter resulted from better management of our costs.

Revenue for fiscal 2004 was $510.2 million, representing an increase of $8.0 million or 1.6% over last year. External growth of 9.1% was offset by the impact of foreign currency fluctuations totaling $16.2 million, or 3.2% of revenue, and by the negative internal growth of 4.3%. The external growth reflected mainly the incremental months in the current fiscal year of BPS revenue inherited from UAB and Cognicase, acquired in January 2003. The negative internal growth resulted from the expiry of some contracts and the termination of contracts, inherited from acquisitions, which were not meeting CGI's profitability targets.

Corporate Expenses
Corporate expenses were $21.1 million, representing a decrease of $1.7 million from the previous quarter and an increase of $1.2 million when compared with the same period last year. The sequential decrease related to the realization of savings from our integration of AMS while the year-over-year increase was primarily due the growth of our operations.

Corporate expenses were $79.3 million for fiscal 2004, up $11.3 million reflecting the growth of our business. Corporate spending as a percentage of revenue was 2.4%, down 0.1% from the previous year following the consolidation of activities.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2004

Liquidity and Capital Resources

We finance the growth of our business through cash flows from operations, combined with the issuance of debt, borrowing under our existing credit facilities or the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

At September 30, 2004, cash and cash equivalents were $200.6 million, a decrease of $30.0 million from June 30, 2004 and an increase of $117.1 million since the beginning of the current fiscal year.

	3 months ended Sept. 30, 2004	3 months ended Sept. 30 2003	3 months ended June 30 2004	**12 months ended Sept. 30, 2004**	12 months ended Sept. 30, 2003
(in '000 of Canadian dollars)	**$**	$	$	**$**	$
Net earnings from continuing operations	**58,473**	47,895	51,912	**210,810**	174,678
Adjustments for:					
Amortization expenses	**63,506**	41,377	50,536	**194,185**	148,922
Deferred credits and other long-term liabilities	**(1,547)**	(3,966)	(4,976)	**(16,439)**	(30,174)
Future income taxes	**34,545**	25,373	17,099	**52,963**	47,962
Foreign exchange (gain) loss	**(1,170)**	1,475	(1,324)	**(789)**	1,914
Entity subject to significant influence	**(12)**	(295)	(223)	**(488)**	(295)
	153,795	111,859	113,024	**440,242**	343,007
Net change in non-cash working capital items	**(157,418)**	(10,685)	(45,850)	**(210,423)**	(115,068)
Cash (used in) provided by continuing operating activities	**(3,623)**	101,174	67,174	**229,819**	227,939
Cash used in continuing investing activities	**(23,671)**	(74,310)	(572,157)	**(698,541)**	(457,745)
Cash (used in) provided by continuing financing activities	**(1,103)**	(74,615)	563,595	**583,653**	205,639
Effect of rate changes on cash and cash equivalents of continuing operations	**(1,576)**	1,900	498	**186**	917
Net (decrease) increase in cash and cash equivalents of continuing operations	**(29,973)**	(45,851)	59,110	**115,117**	(23,250)
Net cash and cash equivalents provided by (used in) discontinued operations	**-**	3,118	(787)	**1,997**	2,538

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2004

Cash provided by continuing operating activities, before the net change in non-cash working capital items, was $153.8 million in the fourth quarter 2004, compared with $113.0 million in the third quarter. The sequential increase resulted mainly from the increase in net earnings from continuing operations, the increased amortization from the acquired AMS operations and from the future income taxes where we elected to utilize more capital cost allowance in our tax filings.

The net change in non-cash working capital items was a use of $157.4 million, representing a decrease of $111.6 million from the third quarter. The following table comments on variations of the non-cash working capital items:

Net change in non-cash working capital items

	3 months ended Sept. 30, 2004	3 months ended Sept. 30, 2003	3 months ended June 30, 2004	**12 months ended Sept. 30, 2004**	12 months ended Sept. 30, 2003
(in '000 of Canadian dollars)					
Accounts receivable	**(5,488)**	763	11,841	**38,660**	(31,056)
Income taxes	**(99,538)**	(1,037)	(8,490)	**(105,052)**	4,175
Work in progress	**14,443**	(14,232)	(19,706)	**(24,520)**	(1,662)
Prepaid expenses and other current assets	**21,512**	6,665	5,849	**(52)**	(5,048)
Accounts payable and accrued liabilities	**(33,840)**	(36,627)	(68,449)	**(97,274)**	(82,079)
Accrued compensation	**(34,154)**	36,921	5,445	**(39,143)**	21,969
Deferred revenue	**(20,353)**	(3,138)	27,660	**16,958**	(21,367)
Net change in non-cash working capital items	**(157,418)**	(10,685)	(45,850)	**(210,423)**	(115,068)

Total accounts receivable increased by $5.5 million in the quarter, mainly as a result of internal revenue growth between the third and fourth quarters which was partially offset by the receipt of government tax credits and client accounts receivables collected. Work in progress and deferred revenue decreased by $14.4 million and $20.4 million respectively, related mainly to the timing of client contract billings and payments.

The decrease in accounts payable was mostly due to the payment of costs related to the AMS acquisition. The decrease in accrued compensation was mainly due to the decrease in the number of payroll days outstanding at September 30, 2004 and a reduction of our vacation accruals following the summer holiday season when compared with June 30, 2004. The decrease in prepaid expenses is mainly due to the usage of prepaid software maintenance used in the operations and the timing of payroll payments versus last quarter. Finally, the decrease in income taxes payable was due mostly to the payment of income taxes triggered by the sale of the AMS defence business as part of the May 3rd acquisition.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2004

Consequently, the cash used by continuing operating activities was $3.6 million for the quarter. Excluding the one-time effect of the income tax payment of $78.6 million resulting from the sale of the defense business of AMS and the payment of integration costs of $25.7 million related to acquisitions, our continuing operating activities generated $100.7 million.

In general, cash flow from continuing operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large outsourcing clients, cash requirements associated with large acquisitions and outsourcing contracts, the timing of the reimbursements of various tax credits as well as the conditional payment of our profit sharing plan to members if certain financial targets are met.

In the fourth quarter, continuing investing activities required $23.7 million or $548.5 million less than in the third quarter. The variance was due to the acquisition of AMS which was partially offset by the proceeds generated by the sale of businesses. Investing activities also included $13.7 million in fixed assets, $7.1 million in contract costs and $18.8 million in definite-life intangibles and other long-term assets. The purchase of fixed assets was related to leasehold improvements to CGI facilities as well as computer equipment requirements throughout the company. The investment in contract costs was related mainly to start-up costs capitalized on certain of our outsourcing contracts. The investment in definite-life intangibles and other long-term assets was comprised primarily of business solutions and software licenses purchased for our outsourcing clients.

The continuing financing activities required cash of $1.1 million for the repayment of capital leases.

Capital Resources*

	Total Commitment	Available at Sept. 30, 2004	Outstanding at Sept. 30, 2004
(in '000 of Canadian dollars)	$	$	$
Cash and cash equivalents	**n/a**	200,623	n/a
Unsecured committed revolving facilities	**515,000**	283,608	231,392**
Lines of credit and other facilities	**38,300**	29,600	8,693***

*   Excluding any existing credit facility under non-majority owned entities.
**   Consists of US$175 million of US LIBOR and of $10.2 million of drawn Letters of Credit.
***   Consists of US$6.9 million of drawn Letters of Credit.

Our cash position, together with bank lines, are sufficient to support our growth strategy. At September 30, 2004, cash and cash equivalents were $200.6 million and the total credit facilities available amounted to $313.2 million. Cash equivalents typically include commercial paper and term deposits as well as bankers' acceptances and bearer deposit notes issued by major Canadian banks.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2004

Total long-term debt decreased by $33.8 million to $489.8 million at September 30, 2004, compared with $523.6 million at June 30, 2004. The decrease is mostly due to the impact of foreign currency translation on our US Dollar denominated debt. At September 30, 2004, our long-term debt to capitalization[1] ratio was 16.6%.

The $515.0 million committed banking facilities are comprised of a $186.2 million revolving credit facility for our operating activity needs and working capital purposes and a $328.8 million three-year term revolving credit facility, expiring in November 2005, for the financing of acquisitions and outsourcing contracts. We also have access to a $25.0 million demand line of credit for cash management purposes, $8.7 million to cover outstanding letters of credit and $4.6 million of other facilities to cover other requirements. The bank credit facilities contain covenants, which require us to maintain certain financial ratios. At September 30, 2004, CGI was in compliance with these covenants.

We continuously review our cash management and financing strategy in order to optimize the use of funds generated from operations and could modify the current financial structure if we deemed it beneficial to the Company. We expect that new large outsourcing contracts or large acquisitions to be financed by the issuance of debt or equity, should additional cash resources be required.

Contractual Obligations

		Payments Due by Period			
Commitment Type	**Total**	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
(in '000 of Canadian dollars)					
Long-Term Debt	**485,524**	11,994	230,861	107,502	135,167
Capital Lease Obligations	**4,296**	2,536	1,625	135	-
Operating Leases					
Rental of Office Space	**1,175,503**	136,251	247,790	195,204	596,258
Computer Equipment	**193,117**	89,689	89,617	12,025	1,786
Long-term Service Agreements	**68,967**	28,737	32,599	7,631	-
Total Contractual Obligations	**1,927,407**	**269,207**	**602,492**	**322,497**	**733,211**

We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $1,927.4 million. Of this, rental of office space represents $1,175.5 million, computer equipment totals $193.1 million and long-term service agreements, which are comprised of enterprise license and maintenance contracts, represent $69.0 million. In the fourth quarter, total contractual obligations have increased by $3.5 million compared with the third quarter, mainly due to the foreign currency translation impact on US dollar commitments which was

---

[1] The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholders' equity and the long-term debt.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2004

offset by new contracts for office space leases in Canada and the US and additional enterprise license agreements required to support outsourcing contracts. Computer equipment leases pertain to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements, clients have agreed to take back the computer equipment in case of early contract termination.

We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization.

Selected Measures of Liquidity and Capital Resources

	September 30, 2004	September 30, 2003	June 30, 2004
(in '000 of Canadian dollars)			
Working capital	**353,718**	227,452	**249,962**
Current ratio	**1.45:1**	1.40:1	**1.24:1**
Shareholders' equity per common share (in Canadian dollars)	**5.54**	4.93	**5.56**
Long-term debt to capitalization ratio [1]	**16.6%**	11.9%	**17.5%**
Days sales outstanding	**53**	51	**61**

1: The long-term debt to capitalization ratio represents the proportion of long-term debt over the shareholders' equity and the long-term debt.

At September 30, 2004, the current ratio of 1.45:1 is up from 1.24:1 in the third quarter and demonstrates CGI's increasing capacity to meet its current liabilities.

CGI's shareholders' equity per common share of $5.54, based on 444,493,059 total shares outstanding at September 30, 2004, was down $0.02 when compared with June 30, 2004. This change was due to the $67.0 million decrease in the foreign currency translation adjustment offset by the $58.5 million net earnings reported in the fourth quarter. The closing rate at September 30, 2004 for the US dollar was 1.2639 versus 1.3487 as at June 30, 2004.

Days sales outstanding ("DSO") decreased to 53 days in the fourth quarter from 61 days in the previous quarter, mainly reflecting a full quarter of AMS revenue. In addition, DSO improved due to the better collection of outstanding receivables. In calculating DSOs we subtract the deferred revenue balance and the tax credits receivable from the accounts receivable and work in progress.

Capability to Deliver Results

We believe that we have the capital resources and liquidity necessary to meet our commitments and existing obligations and to finance our operations. We also believe that we have the required non-capital resources necessary to achieve our goals for continued growth, including a strong management team with a very low historical turnover rate, sophisticated frameworks for ongoing managerial training and quality processes that help us integrate new members as part of large outsourcing contract wins or acquisitions.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2004

Outlook
Based on current market conditions and the opportunities we see in our markets, we provide the following guidance for fiscal 2005. We expect to achieve growth in revenue of 20% to 28% and growth in net earnings of 25% to 35%, after giving retroactive effect to the expensing of stock options. This will represent revenue between $3.90 billion and $4.15 billion and earnings per share between $0.52 and $0.56, after the expensing of stock options. Beginning in the first quarter of fiscal 2005, in accordance with Canadian generally accepted accounting principles (GAAP), CGI will begin expensing stock options. The non deductibility of stock options expenses for tax purposes will increase our effective tax rate to around 35%. For comparison purposes with US peers, and since they are not yet required to expense stock options under US GAAP, CGI discloses the expected effect of stock options expensing on its earnings per share, which is expected to be $0.05 in fiscal 2005.

Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties would affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.

Risks Related to our Industry
The competition for contracts—We have a disciplined approach to the management of all aspects of our business, with an increasing proportion of our operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help us ensure that our members consistently deliver services according to our high standards and that they are based on strong values underlying our client-focused culture. These processes have contributed to CGI's high contract win rate and renewal rate to date. Additionally, we have developed a deep strategic understanding of the five economic sectors we target, and this helps enhance our competitive position. CGI is the dominant provider of IT and BPO services in Canada, and through a combination of organic growth and acquisitions, we continue to strengthen our position in the US outsourcing market. We have made good progress in growing our revenue from the US and internationally over the last three years and expect this trend to continue. However, the market for new IT and BPO contracts remains very competitive and there can be no assurances that we will continue to compete successfully.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from 6 to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer, thus affecting our ability to meet our growth targets.

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, we have been able to successfully staff for our needs thanks to our solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, we have implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, we believe that we are considered to be a preferred employer in the IT services industry. We also secure access to additional qualified professionals through outsourcing contract wins and business acquisitions.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that we can meet the evolving needs of our clients. We achieved this expertise as a result of our specialization in five targeted economic sectors; our non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; our development of proprietary IT solutions to meet the needs of our clients; regular training and sharing of professional expertise across our network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Infringing on the intellectual property rights of others—We cannot be sure that our services and offerings do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us. These claims may be costly, harm our reputation, and prevent us from providing some services and offerings. We enter into licensing agreements with our clients for the rights to use intellectual property that include a commitment to indemnify the licensee against liability and damages arising from any third-party claims of patent, copyright, trademark or trade secret infringement. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation, or require us to enter into royalty or licensing arrangements. Any limitation on our ability to sell or use products or services that incorporate challenged software or technologies could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Limited ability to protect our intellectual property rights—Our success depends, in part, on our ability to protect our proprietary methodologies and other intellectual property that we use to provide our services. Our general practice is to pursue patent or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from the U.S. Patent and Trademark Office and other trademark offices worldwide. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Risks Related to our Business
Business mix variations—The revenue that we generate from shorter-term systems integration and consulting projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations. However, our long-term goal is to generate approximately 75% of our overall revenues from long-term outsourcing contracts, thus ensuring greater revenue visibility and predictability.

The financial and operational risks inherent in worldwide operations – With the acquisition of AMS, we now manage operations in 14 countries worldwide, with slightly less than 10% of revenue coming from outside North America. We believe that our Management Foundation, which includes ISO 9001 certified frameworks and processes that guide business unit leaders in managing our members and clients, help ensure worldwide operational efficiency and consistency. However, the immense scope of our worldwide operations makes us subject to currency fluctuations; price controls or restrictions on the exchange of foreign currency; the burdens of complying with a wide variety of national and local laws; differences in, and uncertainties arising from, local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of those losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic instability. We have a hedging strategy in place to protect ourselves, to the extent possible, against foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. While we believe we have effective management processes in place in each office worldwide, any or all of these risks could impact our global business operations and cause our profitability to decline.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for us as we have acquired some 60 companies since our inception. Our disciplined approach to management, largely based on our ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of our total revenue.

Early termination risk—If we failed to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow. We have a strong record of successfully meeting or exceeding our clients' needs. We take a professional approach to business, and our contracts are written to clearly identify the scope of our responsibilities and to minimize risks. In addition, a number of our outsourcing contractual agreements have change of control clauses according to which a change in control of CGI could lead to a termination of the said agreements.

Credit risk concentration with respect to trade receivables—We generate a significant portion of our revenue from the subsidiaries and affiliates of one of our large shareholders, namely BCE Inc. However, it is our belief that we are not subject to any significant credit risk, especially in view of our large and diversified client base.

Short-term, project–related contract risks—With the acquisition of AMS, the percentage of revenue that CGI derives from shorter-term, project oriented contracts increased substantially. We manage all client contracts utilizing the Client Partnership Management Framework ("CPMF"), a process framework which helps ensure that client projects are all managed according to the same high standards of consistency throughout the organization. As a result of the CPMF, there is a high degree of rigor and discipline used to accurately estimate the cost of client engagements. However, a significant portion of engagements that were acquired with AMS are performed on a fixed-price basis. Billing for fixed-price engagements is made in accordance with the contract terms agreed to with our client and revenue is recognized based on the percentage of costs incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. When making proposals for these types of engagements, we rely on our estimates of costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the projects. Any

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2004

increased or unexpected costs or unanticipated delays in connection with the performance of fixed-price contracts, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable.

Guarantees risk—In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Government tax credits risk—If measures announced in the June 12, 2003 Quebec provincial budget are applied, an acquisition of control of CGI could translate into a loss of provincial tax credits related to E-Commerce Place and the Cité Multimédia in Montréal, the Carrefour de la nouvelle économie in Saguenay and the Carrefour national des nouvelles technologies de Québec.

Government business risk—Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of the government's use of consulting and technology services firms; a significant decline in spending by the governments, in general, or by specific departments or agencies in particular; the adoption of new laws or regulations that affect companies that provide services to the governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Our client base in the government vertical is very diversified with contracts from many different departments and agencies in the US and Canada; however, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the award of additional contracts from these agencies.

Legal claims made against our work—We create, implement and maintain IT solutions that are often critical to the operations of our clients' businesses. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Management's Discussion and Analysis of Financial Position and Results of Operations
For the fourth quarter ended September 30, 2004

Risks Related to Business Acquisitions

Difficulties in executing our acquisition strategy—A significant part of our growth strategy is dependent on our ability to continue to do niche acquisitions to increase the breadth and depth of our service offerings as well as large acquisitions to specifically increase our critical mass in the US and Europe. We cannot, however, make any assurances that we will be able to identify any potential acquisition candidates, consummate any additional acquisitions or that any future acquisitions will be successfully integrated into our operations and provide the tangible value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Realization of acquisition benefits—We believe that our recent acquisition of AMS will provide certain benefits to CGI that include both operational and service enhancements as well as financial efficiencies. By increasing our critical mass in the US, enhancing our services and capabilities and adding to our client base, we believe we will be better positioned to bid on and win new outsourcing contracts. Additionally, we believe that substantial operational and administrative efficiency gains will be realized during the integration of AMS. However, there is a risk that some of the expected benefits and expected synergies of the acquisition may fail to materialize, or may not occur within the timeline we anticipate as of today. Our ability to realize these benefits and synergies will depend on management's success in integrating the acquired operations, personnel and technology. Our management faces a complex and potentially time-consuming task of implementing uniform standards, controls, procedures and policies across our business units. Integrating businesses can result in unanticipated operational problems, expenses and liabilities. In addition, to the extent that management is required to devote significant time, attention and resources to the integration of operations, personnel and technology, our ability to service current clients may be reduced, which may adversely affect our revenue and profitability.

Risks Related to the Market

Economic risk—The economic downturn experienced over the last few years has caused, and future economic downturns may cause, our revenue to decline. The level of business activity of our clients, which is affected by economic conditions, affects our results of operations. We cannot predict the impact that current economic conditions will have on our future revenue, nor can we predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients often cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementations of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our pricing, revenues and profitability could be negatively affected as a result of these factors.

Integrity of Disclosure

CGI's management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors' duties include the assessment of the integrity of the Company's internal control and information system.

Management's Discussion and Analysis of Financial Position and Results of Operations

For the fourth quarter ended September 30, 2004

The Audit and Risk Management Committee of CGI is composed entirely of unrelated directors who meet the independence and experience requirements of the New York Stock Exchange and the Toronto Stock Exchange. The responsibilities of the Audit and Risk Management Committee of CGI include (a) the review of all public disclosure documents containing audited or unaudited financial information concerning CGI, (b) the review and assessment of the effectiveness of CGI's accounting policies and practices concerning financial reporting, (c) the review and monitoring of CGI's internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof, (d) recommendation to the Board of Directors of CGI on the appointment of external auditors, assertion of the independence thereof, review of the terms of engagement thereof and ongoing discussions therewith, (e) the review of the audit procedures, and (f) such other responsibilities usually attributed to audit and risk committees or as directed by the Board of Directors of CGI.

Legal Proceedings
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company has no reason to believe that the disposition of any such current matters could reasonably be expected to have a material adverse impact on CGI's financial position, results of operations, or the ability to carry on any of its business activities.

Forward-looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond our control. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.'s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commissions, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe", "estimate", "expect", "intend", "anticipate", "foresee", "plan", and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. We disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Consolidated Financial Statements of
CGI Group Inc.
For the three and twelve months ended September 30, 2004

Consolidated Financial Statements of CGI Group Inc.

For the three and twelve months ended September 30, 2004

Consolidated Statements of Earnings

(in thousands of Canadian dollars, except share amounts) (unaudited)

	Three months ended September 30		Twelve months ended September 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Revenue	**959,212**	685,716	**3,243,612**	2,684,816
Operating expenses				
Costs of services, selling and administrative	**807,312**	564,109	**2,717,040**	2,244,511
Research	**7,315**	6,093	**26,710**	22,036
Amortization (Note 6)	**55,059**	34,593	**164,451**	121,133
	869,686	604,795	**2,908,201**	2,387,680
Earnings before the following items:	**89,526**	80,921	**335,411**	297,136
Interest				
Long-term debt	**7,378**	4,186	**20,675**	12,578
Other	**(2,578)**	(1,221)	**(8,728)**	(3,094)
	4,800	2,965	**11,947**	9,484
Earnings before income taxes, entity subject to significant influence				
and discontinued operations	**84,726**	77,956	**323,464**	287,652
Income taxes	**26,265**	30,356	**113,142**	113,269
Earnings before entity subject to significant influence and discontinued operations	**58,461**	47,600	**210,322**	174,383
Entity subject to significant influence	**12**	295	**488**	295
Net earnings from continuing operations	**58,473**	47,895	**210,810**	174,678
Net earnings from discontinued operations (Note 7)	**-**	574	**8,790**	2,688
Net earnings	**58,473**	48,469	**219,600**	177,366
Weighted-average number of outstanding Class A subordinate and Class B shares	**444,459,163**	401,924,255	**419,510,503**	395,191,927
Basic and diluted earnings per share from continuing operations	**0.13**	0.12	**0.50**	0.44
Basic and diluted earnings per share from discontinued operations	**-**	-	**0.02**	0.01
Basic and diluted earnings per share (Note 4)	**0.13**	0.12	**0.52**	0.45

Consolidated Statements of Retained Earnings

(in thousands of Canadian dollars) (unaudited)

	Three months ended September 30		Twelve months ended September 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Retained earnings, beginning of period	**710,948**	506,841	**555,310**	377,944
Net earnings	**58,473**	48,469	**219,600**	177,366
Share issue costs, net of income taxes (Note 4)	**-**	-	**(5,489)**	-
Retained earnings, end of period	**769,421**	555,310	**769,421**	555,310

Consolidated Financial Statements of CGI Group Inc.

For the three and twelve months ended September 30, 2004

Consolidated Balance Sheets

(in thousands of Canadian dollars)

	As at September 30, 2004 (unaudited)	Restated As at September 30, 2003
	$	$
Assets		
Current assets		
Cash and cash equivalents	200,623	83,509
Accounts receivable	545,056	439,535
Work in progress	222,278	122,737
Prepaid expenses and other current assets	94,617	78,183
Future income taxes	80,814	35,767
Assets of businesses held for sale	-	41,014
	1,143,388	800,745
Fixed assets	142,761	144,941
Contract costs	278,240	256,320
Definite-life intangibles and other long-term assets (Note 3)	625,121	392,069
Future income taxes	102,720	22,764
Goodwill	1,827,604	1,385,518
Total assets before funds held for clients	4,119,834	3,002,357
Funds held for clients (Note 2)	196,622	134,326
	4,316,456	3,136,683
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	433,415	289,556
Accrued compensation	118,541	110,398
Deferred revenue	123,213	70,300
Income taxes	31,369	19,165
Future income taxes	68,603	47,003
Current portion of long-term debt	14,529	20,555
Liabilities of businesses held for sale	-	16,316
	789,670	573,293
Future income taxes	287,433	140,571
Long-term debt	475,291	247,431
Accrued integration charges and other long-term liabilities	104,771	60,852
Total liabilities before clients' funds obligations	1,657,165	1,022,147
Clients' funds obligations (Note 2)	196,622	134,326
	1,853,787	1,156,473
Shareholders' equity		
Capital stock (Note 4)	1,820,230	1,480,631
Contributed surplus (Note 4)	6,693	5,870
Warrants and stock options (Note 4)	24,984	27,901
Retained earnings	769,421	555,310
Foreign currency translation adjustment	(158,659)	(89,502)
	2,462,669	1,980,210
	4,316,456	3,136,683

Consolidated Financial Statements of CGI Group Inc.

For the three and twelve months ended September 30, 2004

Consolidated Statements of Cash Flows

(in thousands of Canadian dollars) (unaudited)

	Three months ended September 30		Twelve months ended September 30 Restated	
	2004	2003	**2004**	2003
	$	$	**$**	$
Operating activities				
Net earnings from continuing operations	**58,473**	47,895	**210,810**	174,678
Adjustments for:				
Amortization expense (Note 6)	**63,506**	41,377	**194,185**	148,922
Deferred credits	**(1,547)**	(3,966)	**(16,439)**	(30,174)
Future income taxes	**34,545**	25,373	**52,963**	47,962
Foreign exchange (gain) loss	**(1,170)**	1,475	**(789)**	1,914
Entity subject to significant influence	**(12)**	(295)	**(488)**	(295)
Net change in non-cash working capital items	**(157,418)**	(10,685)	**(210,423)**	(115,068)
Cash (used for) provided by continuing operating activities	**(3,623)**	101,174	**229,819**	227,939
Investing activities				
Business acquisitions (net of cash acquired) (Note 5)	**(7,783)**	(3,972)	**(589,678)**	(233,512)
Proceeds from sales of assets and businesses (net of cash disposed) (Note 5 and 7)	**23,743**	-	**87,503**	-
Purchase of fixed assets	**(13,712)**	(11,757)	**(54,616)**	(60,833)
Contract costs	**(7,120)**	(5,968)	**(76,260)**	(29,211)
Increase in definite-life intangibles and other long-term assets	**(21,906)**	(62,934)	**(83,085)**	(144,510)
Decrease in definite-life intangibles and other long-term assets	**3,107**	10,321	**17,595**	10,321
Cash used for continuing investing activities	**(23,671)**	(74,310)	**(698,541)**	(457,745)
Financing activities				
Net variation in credit facility	**4,511**	(88,591)	**21,534**	219,000
(Decrease) increase in other long-term debt	**(6,045)**	13,450	**231,123**	(19,812)
Issuance of shares (net of share issue costs)	**431**	526	**330,996**	6,451
Cash (used for) provided by continuing financing activities	**(1,103)**	(74,615)	**583,653**	205,639
Effect of rate changes on cash and cash equivalents from continuing operations	**(1,576)**	1,900	**186**	917
Net (decrease) increase in cash and cash equivalents from continuing operations	**(29,973)**	(45,851)	**115,117**	(23,250)
Net cash and cash equivalents provided by discontinued operations	**-**	3,118	**1,997**	2,538
Cash and cash equivalents, beginning of period	**230,596**	126,242	**83,509**	104,221
Cash and cash equivalents, end of period	**200,623**	83,509	**200,623**	83,509
Interest paid	**7,778**	3,105	**21,477**	9,293
Income taxes paid	**87,574**	9,124	**143,405**	66,526
Issuance of Class A subordinate shares for business acquisitions (Note 5)	**-**	-	**1,020**	140,546

Notes to the Consolidated Financial Statements

For the three and twelve months ended September 30, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 1 - Summary of significant accounting policies

Interim Consolidated Financial Statements

The interim consolidated financial statements for the three and twelve months ended September 30, 2004 and 2003 are unaudited and include all adjustments that management of CGI Group Inc. (the "Company") considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosure provided for these interim periods do not conform in all respects to the requirements of generally accepted accounting principles for the annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2003. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2003, except for the accounting changes referred to below.

Certain comparative figures have been reclassified in order to conform to the current period presentation.

Recent accounting changes

The Canadian Institute of Chartered Accountants ("CICA") issued Accounting Guideline 13 *Hedging Relationships,* which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2003. The adoption of this new guideline had no impact on the Company's Consolidated Financial Statements disclosure.

The CICA issued Handbook Section 3063, *Impairment of Long-lived Assets* , which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognition, measurement and disclosure related to impairment of long-lived assets. It replaces the write-down provisions in Section 3061 *Property, Plant and Equipment* . The adoption of this section did not have a significant impact on the financial statements.

Future accounting changes

The CICA issued Handbook Section 3110, *Asset Retirement Obligations* . The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004. The adoption of this section will not have a significant impact on the financial statements.

The CICA re-issued Handbook Section 3870, *Stock-based Compensation and other Stock-based Payments* . The revised standard requires the adoption of a fair value based method for all stock-based awards effective for fiscal years beginning on or after January 1, 2004. The Company will adopt this new standard for its fiscal year beginning October 1, 2004.

Note 2 - Preparation of Consolidated Financial Statements

Accrued integration charges

During the twelve months ended September 30, 2004, the Company revised the calculation of the defined benefit pension plan covering Underwriters Adjustment Bureau Ltd. ("UAB") employees which it acquired on January 1, 2003. The initial actuarial valuation made as of the acquisition date and as of September 30, 2003 understated the pension plan liability. The effect of the restatement is reflected on the September 30, 2003 balance sheet as follows: increase in accounts payable and accrued liabilities, in future income taxes assets and in goodwill of $4,500,000, $1,530,000 and $2,970,000 respectively.

In connection with recent business acquisitions, the Company recognized liabilities for costs incurred on business combinations accounted for using the purchase method. Such costs include mainly provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees. Effective in 2004, the long-term portion of such liabilities is presented on the Balance Sheet under the caption "Accrued integration charges and other long-term liabilities". The current portion remains under the caption "Accounts payable and accrued liabilities".

Funds held for clients and clients' funds obligations

In connection with the Company's payroll and tax filing services, the Company collects funds for payment of payroll and taxes, temporarily holds such funds until payment is due; remits the funds to the clients' employees and appropriate tax authorities; files federal and local tax returns; and handles related regulatory correspondence and amendments. Effective April 1, 2004, the Company presented separately the payroll funds held for clients and related obligations. The Company considers that such a presentation is more appropriate and better reflects the total assets on which returns are earned. Prior year's amounts were restated to conform to the current year's presentation.

Notes to the Consolidated Financial Statements

For the three and twelve months ended September 30, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 3 - Definite-life intangibles and other long-term assets

		2004			2003	
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Internal software	72,515	25,549	46,966	72,800	19,642	53,158
Business solutions	226,412	48,286	178,126	130,897	33,360	97,537
Software licenses	142,578	61,878	80,700	116,887	55,378	61,509
Customer relationships and other	346,107	60,763	285,344	181,551	31,971	149,580
Definite-life intangibles	787,612	196,476	591,136	502,135	140,351	361,784
Financing lease			13,121			25,413
Investment in an entity subject to significant influence			16,415			4,872
Other			4,449			-
Other long-term assets			33,985			30,285
Total definite-life intangibles and other long-term assets			625,121			392,069

Note 4 - Capital stock, stock options and warrants

Stock options - Under a stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock.

The exercise price is established by the Board of Directors and is equal to the closing Class A subordinate share price on the TSX preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following outlines the impact and assumptions used had the Company determined compensation cost resulting from the Company's stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

	Three months ended September 30				Twelve months ended September 30			
	2004		2003		2004		2003	
	Continuing operations	Including discontinued operations	Continuing operations	Including discontinued operations	Continuing operations	Including discontinued operations	Continuing operations	Including discontinued operations
Net earnings	58,473	58,473	47,895	48,469	210,810	219,600	174,678	177,366
Fair value of stock-based compensation	(5,564)	(5,564)	(2,490)	(2,490)	(25,559)	(25,559)	(8,168)	(8,168)
Pro forma net earnings	52,909	52,909	45,405	45,979	185,251	194,041	166,510	169,198
Pro forma basic and diluted earnings per share	0.12	0.12	0.11	0.11	0.44	0.46	0.42	0.43
Assumptions used in the Black-Scholes option pricing model:								
Dividend yield	0.0%		0.0%		0.0%		0.0%	
Expected volatility	46.1%		49.1%		47.4%		52.7%	
Risk-free interest rate	4.04%		3.76%		3.93%		4.21%	
Expected life (years)	5		5		5		5	
Weighted-average grant date fair value ($)	4.04		3.74		3.68		3.16	

Notes to the Consolidated Financial Statements

For the three and twelve months ended September 30, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 - Capital stock, stock options and warrants (continued)

The following table presents the number of all shares, stock options and warrants outstanding as at:

	September 30, 2004	September 30, 2003
Class A subordinate shares	410,720,891	368,236,503
Class B shares	33,772,168	33,772,168
Total capital stock	444,493,059	402,008,671
Number of stock options (Class A subordinate shares) - Accounted for	1,083,208	1,675,913
Number of stock options (Class A subordinate shares) - Not accounted for	24,454,092	18,783,602
Number of warrants (Class A subordinate shares) - Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate and Class B shares) - Not accounted for	4,562,058	4,562,058
Number of shares reflecting the potential exercise of stock options and warrants	479,710,627	432,148,454

The Class A subordinate and the Class B shares changed as follows:

	Twelve months ended September 30, 2004				Twelve months ended September 30, 2003			
	Class A subordinate shares		Class B shares		Class A subordinate shares		Class B shares	
	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$		$
Balance, beginning of period	368,236,503	1,435,763	33,772,168	44,868	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (Note 5)	136,112	1,020	-	-	19,963,399	140,546	-	-
Issued for cash (1)	41,340,625	330,725	-	-	-	-	-	-
Conversion (2)	-	-	-	-	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised	1,007,651	7,854	-	-	1,345,241	7,464	-	-
Balance, end of period	410,720,891	1,775,362	33,772,168	44,868	368,236,503	1,435,763	33,772,168	44,868

(1) On May 3rd, 2004, the Company issued 41,340,625 Class A subordinate shares to the public and to BCE for cash proceeds of $330,725,000 before share issue costs of $5,489,000 (net of income tax recoveries of $2,466,000).

(2) As part of the agreement of July 24, 2003 entered into between the majority shareholders and BCE, 7,027,606 Class B shares were converted into an equivalent number of Class A subordinate shares.

The following table presents information concerning stock options and warrants accounted for:

	Twelve months ended September 30, 2004				Twelve months ended September 30, 2003			
	Stock options		Warrants		Stock options		Warrants	
	Number	Carrying value	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$		$
Balance, beginning of period	1,675,913	8,246	5,118,210	19,655	2,333,231	11,477	5,118,210	19,655
Exercised	(425,352)	(2,094)	-	-	(206,208)	(1,013)	-	-
Forfeited and expired (1)	(167,353)	(823)	-	-	(451,110)	(2,218)	-	-
Balance, end of period	1,083,208	5,329	5,118,210	19,655	1,675,913	8,246	5,118,210	19,655

(1) During the twelve months ended September 30, 2004, the Company cancelled options for an amount of $823,000 ($2,218,000 for the twelve months ended September 30, 2003), which have been reclassified to contributed surplus.

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company:

Number of options	Twelve months ended September 30, 2004	Twelve months ended September 30, 2003
Outstanding, beginning of period	20,459,515	20,814,820
Granted	7,577,166	4,600,502
Exercised	(1,007,651)	(1,345,241)
Forfeited and expired	(1,491,730)	(3,610,566)
Outstanding, end of period	25,537,300	20,459,515

Notes to the Consolidated Financial Statements

For the three and twelve months ended September 30, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 4 - Capital stock, stock options and warrants (continued)

Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

		Three months ended September 30			Three months ended September 30	
			2004			2003
	Net earnings (numerator)	**Number of shares (denominator)**	**Earnings per share**	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		**$**	$		$
Net earnings	**58,473**	**444,459,163**	**0.13**	48,469	401,924,255	0.12
Dilutive options (1)		**2,212,887**			1,667,161	
Dilutive warrants (1)		**1,777,099**			1,265,150	
Net earnings after assumed conversions	**58,473**	**448,449,149**	**0.13**	48,469	404,856,566	0.12

		Twelve months ended September 30			Twelve months ended September 30	
			2004			2003
	Net earnings (numerator)	**Number of shares (denominator)**	**Earnings per share**	Net earnings (numerator)	Number of shares (denominator)	Earnings per share
	$		**$**	$		$
Net earnings	**219,600**	**419,510,503**	**0.52**	177,366	395,191,927	0.45
Dilutive options (1)		**1,994,835**			1,508,995	
Dilutive warrants (1)		**1,595,014**			764,755	
Net earnings after assumed conversions	**219,600**	**423,100,352**	**0.52**	177,366	397,465,677	0.45

(1) The calculation of the dilutive effects excludes all anti-dilutive options and warrants that would not be exercised because their exercise price is higher than the average market value of a Class A subordinate share of the Company for each of the periods shown in the table. The number of excluded options was 11,998,940 and 13,194,520 for the three months and twelve months ended September 30, 2004, respectively, and 14,201,690 and 14,388,314 for the three months and twelve months ended September 30, 2003, respectively. The number of excluded warrants was 2,113,041 for the three months and for the twelve months ended September 30, 2004 and 2003.

Notes to the Consolidated Financial Statements

For the three and twelve months ended September 30, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 - Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During the twelve months ended September 30, 2004, the Company made the following major acquisition:

American Management Systems, Incorporated ("AMS") - On May 3, 2004, the Company acquired all outstanding shares of AMS, a business services and information technology consulting firm to the government, healthcare, financial services, and communications industries

The acquisitions were accounted for using the purchase method. The purchase price allocation shown below is preliminary and based on Company's best estimates. The final purchase price allocations are expected to be completed as soon as Company's management has gathered all the significant information believed to be available and considered necessary in order to finalize this allocation.

	AMS	Other	Total
	$	$	$
Non-cash working capital items	(200,439)	(936)	(201,375)
Fixed assets	13,475	459	13,934
Definite-life intangibles and other long-term assets	280,540	3,452	283,992
Future income taxes	13,659	12	13,671
Goodwill (1)	549,519	6,940	556,459
Long-term debt	-	(70)	(70)
Accrued integration charges and other long-term liabilities	(72,760)	-	(72,760)
	583,994	9,857	593,851
Cash position at acquisition	616,237	224	616,461
Net assets acquired	1,200,231	10,081	1,210,312
Consideration			
Cash	1,179,156	8,449	1,187,605
Acquisition costs	21,075	612	21,687
Issuance of 136,112 Class A subordinate shares (2)	-	1,020	1,020
	1,200,231	10,081	1,210,312

(1) The near totality of the goodwill is included in the Information Technology ("IT") services segment and $35,749,000 is deductible for tax purposes.

(2) The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

During the three-month period ended September 30, 2004, the Company revised the amount of the purchase price of AMS and its other acquisitions, resulting in a net decrease of non-cash working capital items, contract costs, definite-life intangibles and other long-term assets and cash position at acquisition of $20,149,000, $2,074,000, $55,421,000 and $1,170,000 respectively, and a net increase of fixed assets, future income tax assets, accrued integration charges and other long-term liabilities and cash consideration of $6,300,000, $57,098,000, $13,461,000 and $6,661,000, respectively, whereas goodwill increased by $35,538,000.

During the twelve-month period ended September 30, 2004, the Company modified the purchase price allocations and made adjustments relating to certain businesses purchased within the last twelve months, resulting in a net decrease of goodwill of $11,326,000 and a net increase of non-cash working capital items, future income tax and cash of $8,058,000, $115,000 and $3,153,000, respectively .

During the twelve-month period ended September 30, 2004, the Company sold the assets related to the information services of the banking and investment group, one of the divisions presented in the discontinued operations, for cash consideraton of $47,000,000, which resulted in a gain on sale of $11,217,000 after tax and a goodwill reduction of $20,355,000.

During the twelve-month period ended September 30, 2004, the Company sold three other divisions which were classified as discontinued operations for a total consideration of $40,350,000, which was comprised of $17,560,000 of cash, a balance of sale of $6,000,000, an interest-bearing note of $2,750,000, an assumption of liabilities of $540,000 and $13,500,000 of shares of Nexxlink Technologies Inc. These transactions resulted in a loss of approximately $1,400,000.

Also, during the twelve-month period ended September 30, 2004, the Company sold its interest in a joint venture and non significant assets for cash consideration of $4,260,000, net of $4,235,000 of cash disposed. These transactions resulted in a nominal gain.

In connection with the acquisition of AMS and Cognicase, completed during the third quarter of 2004 and the second quarter of 2003, respectively, the Company adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure.

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 5 - Investments in subsidiaries and joint ventures (continued)

The components of the integration charges included in the allocation of purchase price changed as follows during the twelve months ended September 30, 2004:

	Consolidation and closure of facilities	Severance	Total
	$	$	$
Balance, beginning of period	41,029	9,580	50,609
Adjustments to initial provision	678	(5,963)	(5,285)
New integration charges	43,102	96,360	139,462
Foreign currency translation adjustment	(3,028)	(6,817)	(9,845)
Paid during the twelve-month period	(12,804)	(72,910)	(85,714)
Balance, end of period	68,977	20,250	89,227

Note 6 - Amortization expense

	Three months ended September 30		Twelve months ended September 30	
	2004	2003	2004	2003
	$	$	$	$
Amortization of fixed assets	12,695	13,049	48,214	43,940
Amortization of contract costs related to transition costs	4,660	2,031	9,633	4,219
Amortization of definite-life intangibles and other long-term assets	33,670	19,513	102,570	72,974
Impairment of contract costs	4,034	-	4,034	-
	55,059	34,593	164,451	121,133
Amortization of contract costs related to incentives (presented as a reduction of revenue)	8,447	6,784	29,734	27,789
	63,506	41,377	194,185	148,922

Note 7 - Discontinued operations and assets held for sale

The Company formally adopted a plan to divest from certain activities acquired from previous acquisitions which were not related to its core business. During the twelve months ended September 30, 2004, four divisions, two buildings and land were classified as assets held for sale.

One of the divisions' activities consist mainly of sales of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare bodies as well as manufacturing and distribution companies. The second division's activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines. The third division's activities consist mainly of supplying high-quality PC-based power engineering software applications and the last division's activities consist mainly of providing information services to banking and investment groups.

During the twelve-month period ended September 30, 2004, the Company disposed of these divisions classified as discontinued operations. For further information see Note 5. Also, on July 1, 2004, the Company sold the above-mentioned assets classified as discontinued operations for $18,683,000, resulting in a nominal loss.

The following table presents summarized financial information related to discontinued operations:

	Three months ended September 30		Twelve months ended September 30	
	2004	2003	2004	2003
	$	$	$	$
Revenue	-	24,323	37,291	84,345
Earnings before the under-noted:	-	2,473	19,349	8,743
Amortization expense	-	1,585	1,848	4,555
Earnings before income taxes	-	888	17,501	4,188
Income taxes	-	314	8,711	1,500
Net earnings from discontinued operations	-	574	8,790	2,688

Discontinued operations are included in the IT services segment.

Notes to the Consolidated Financial Statements

For the three and twelve months ended September 30, 2004

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 8 - Segmented information

The Company has two lines of business ("LOB") as follows: IT services and Business Process Services ("BPS").

The focus of these lines of business is as follows:

The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients worldwide. The professionals and facilities located in India and Canada also serve the United States and foreign-based clients as an integral part of their off-shore and near-shore delivery model.

The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include end-to-end business processing for insurance companies, human resource and pay services, services to banking, investment and financial cooperative clients, document management services, as well as finance and administration business process services.

The following presents information on the Company's operations based on its management structure:

As at and for the three months ended September 30, 2004	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	832,682	126,530	-	959,212
Operating expenses before amortization expense	695,272	100,235	19,120	814,627
Amortization expense	48,946	4,112	2,001	55,059
Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	88,464	22,183	(21,121)	89,526
Total assets	3,304,859	687,680	323,917	4,316,456

As at and for the three months ended September 30, 2003				
Revenue	555,126	130,590	-	685,716
Operating expenses before amortization expense	443,421	107,688	19,093	570,202
Amortization expense	28,604	5,180	809	34,593
Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	83,101	17,722	(19,902)	80,921
Total assets (Restated)	2,263,013	665,564	208,106	3,136,683

As at and for the twelve months ended September 30, 2004	IT services	BPS	Corporate	Total
	$	$	$	$
Revenue	2,733,371	510,241	-	3,243,612
Operating expenses before amortization expense	2,252,320	419,619	71,811	2,743,750
Amortization expense	140,447	16,514	7,490	164,451
Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	340,604	74,108	(79,301)	335,411
Total assets	3,304,859	687,680	323,917	4,316,456

As at and for the twelve months ended September 30, 2003				
Revenue	2,182,568	502,248	-	2,684,816
Operating expenses before amortization expense	1,787,168	415,088	64,291	2,266,547
Amortization expense	101,580	15,802	3,751	121,133
Earnings before interest, income taxes, entity subject to significant influence and discontinued operations	293,820	71,358	(68,042)	297,136
Total assets (Restated)	2,263,013	665,564	208,106	3,136,683

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. See Note 2 of the annual Consolidated Financial Statements of the Company for the year ended September 30, 2003.

The figures are presented net of intersegment sales and transfers, which are priced as if the sales or transfers were to third parties.

Notes to the Consolidated Financial Statements
For the three and twelve months ended September 30, 2004
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

Note 9 - Guarantees

In the normal course of business, the Company enters into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. The nature of most indemnification and guarantees undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events the nature and likelihood of which cannot be determined at this time. The Company does not expect that any sum it may have to pay in connection with these indemnification and guarantees will have a materially adverse effect on its consolidated financial statements.

Furthermore, the Company has, in the past, guaranteed certain financial liabilities which relate to debt obligations of its senior management team who purchased the Company's shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments, which the Company could be required to make under these guarantees, is $5,825,000 as of September 30, 2004 ($6,028,000 as of September 30, 2003).